FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date: 29th April, 2004	Efstratios-Georgios (Takis) Arapoglou Chairman-Governor

PRESS RELEASE

First quarter 2004 results

Athens, 29 April 2004

National Bank of Greece announced today the results of the Group and the parent company for the three-month period ended 31 March 2004.

Group pre-tax profit totaled €145.7 million, up 30% y-o-y. The Group reported record core profit before tax of €103.1 million, up 31.6% y-o-y and 7% q-o-q. This strong performance led to a substantial improvement in the Group’s after tax Return on Average Equity, which stood at 18.2% in Q1 2004 (compared with 15.4% in 2003), its highest level of recent years. The same trend is reported for Return on Average Assets, which improved y-o-y by 13 basis points from 1.01% to 1.14%.

An all-time high was posted by the Group’s net interest income, at €337 million, up 12.2% y-o-y and 5.1% q-o-q. A similar dynamic is observed in the Group’s net interest margin, which, after adjustments for leasing income in view of the adoption of International Financial Reporting Standards, stood at 2.74% in Q1 2004, up 34 basis points on Q1 2003 and 12 basis points q-o-q.

The sustained growth in net interest margin reflects the on-going shift in the Group’s asset mix via the expansion of its loan portfolio and, above all, its retail banking portfolios, as well as the Group’s leading position in savings deposits.

Group net commission income was up by 21.9% y-o-y and by 4.3% vis-à-vis the average for 2003, on the back of a strong performance in retail banking commissions, up 23.6% y-o-y, and investment banking commissions, up 75.1% on Q1 2003, highlighting the dynamic profile of the Group in these markets.

Cost containment also played a role in strengthening the Group’s profitability. Total operating expenses remained virtually flat, up just 0.2% on the previous quarter. Compared with the 2003 quarterly average, Group administrative expenses declined by 1.7%, while staff costs grew by 4.7%. It should be noted that staff costs in Q1 2004 include – in view of the collective labor agreement due to be signed soon – an increase in nominal staff salaries in line with the forecast average inflation rate for 2004.

The Group’s concerted efforts to contain costs are reflected in the continued improvement in the cost/income ratio, down to 60.6% from 65.8% in Q1 2003 and 64.6% in full-year 2003. This is in line with the medium-term target set by management (60%).

The international network reported robust pre-tax profit growth of 50% y-o-y, totaling €28.3 million. This is driven entirely by the improvement in core income across the Group’s international network, with net interest income rising by 50% y-o-y and net commissions growing by 17%.

Group lending at 31 March 2004 totaled €24.3 billion, up approximately 21% on an annualized basis, with the retail banking portfolio sustaining its dynamic performance.

In Q1 2004, the Bank’s consumer loan disbursements reached an all-time high, at €329 million, up 69% y-o-y. Consumer loan and credit card outstandings topped €3.3 billion, up 23% on an annual basis.

The Bank’s mortgage lending business turned in an excellent quarter, with its market share increasing for the first time since the liberalization of the housing credit market, affirming the trend reported in Q4 2003. New mortgage disbursements totaled €535 million, outperforming the Q1 2003 level by 66%. The accelerating growth in new housing loan production led to a 24% growth in mortgage lending outstandings.

Credit to small businesses and professionals registered dynamic growth, approximately 38% on an annualized basis, and increased to €900 million. Customers have responded positively to NBG’s initiative in this market segment, and the number of professional and small business customers rose by 2 230 to approximately 33 400.

Corporate lending also performed well, with financing to large and medium-sized corporates growing by 18% on an annualized basis during the first quarter.

Total Group assets under management (deposits, repos and mutual funds) stood at €46.1 billion, up 8.1% on an annualized basis. Sight and savings deposits grew by 10% y-o-y, while mutual funds grew at an annualized rate of 11%, reaching €7.9 billion. This improvement resulted in an expansion in the Group’s market share, which now stands at 25.6%.

The Group’s Tier I Capital Ratio has strengthened to approximately 10.4%, compared with 10.1% at the end of 2003, while the Total Capital Ratio, including Tier II capital, stands at approximately 13.2% compared with 12.9% in 2003.

Group income statement

						avg.
million €	1Q.04	1Q.03	±%	4Q.03	±%	2003	±%
Net interest income	337.0	300.2	+12.2%	320.7	+5.1%	308.3	+9.3%
Dividend income	6.1	5.1	+18.9%	6.1	-0.2%	5.7	+7.7%
Net commission income	98.6	80.9	+21.9%	102.1	-3.4%	94.6	+4.3%
Other operating income	5.1	5.9	-12.7%	8.3	-38.0%	6.6	-22.8%

Core income	446.8	392.1	+13.9%	437.2	+2.2%	415.2	+7.6%
Trading gains	40.8	32.5	+25.8%	27.5	+48.4%	25.8	+58.2%

Total income	487.6	424.6	+14.8%	464.7	+4.9%	441.0	+10.6%
Staff costs	(188.2)	(176.8)	+6.4%	(177.0)	+6.3%	(179.7)	+4.7%
Administrative & other expenses	(75.1)	(74.6)	+0.7%	(89.0)	-15.6%	(76.4)	-1.7%
Depreciation	(32.0)	(28.1)	+13.9%	(28.7)	+11.4%	(28.7)	+11.5%
Provisions	(48.3)	(34.3)	+41.1%	(46.1)	+5.0%	(36.9)	+30.8%

	144.0	110.8	+29.9%	123.9	+16.2%	119.3	+20.7%
Minority interests	(5.4)	0.7	—	(7.1)	—	(3.0)	—

Profit before tax and extraordinaries	138.6	111.5	+24.3%	116.8	+18.6%	116.3	+19.2%
Extraordinary income	7.1	0.5	+1 204.6%	21.7	-67.1%	14.0	-49.1%

Profit before tax	145.7	112.0	+30.0%	138.5	+5.2%	130.3	+11.8%

Group commission income

						avg.
million €	1Q.04	1Q.03	±%	4Q.03	±%	2003	±%
Retail(1)	44.0	35.6	+23.6%	46.9	-6.2%	42.6	+3.3%
Corporate(2)	17.8	15.4	+15.4%	17.1	+3.9%	16.7	+6.7%
Asset management	9.5	8.5	+10.8%	11.0	-14.0%	9.4	+0.9%
Other(3)	27.8	23.0	+21.0%	27.5	+1.2%	25.1	+10.9%
Investment and capital markets(4)	17.4	10.0	+75.1%	18.1	-3.6%	15.7	+10.9%

Total commission income	116.5	92.5	+26.0%	120.6	-3.4%	109.5	+6.4%

Commission expenses	(17.9)	(11.6)	+54.5%	(18.5)	-3.4%	(14.9)	+20.0%

Net commission income	98.6	80.9	+21.9%	102.1	-3.4%	94.6	+4.3%

(1)	Commissions on mortgages and consumer loans, credit cards, retail deposit account charges and telecommunication duties.

(2)	Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

(3)	Commissions on money transfers, foreign exchange transactions and other intermediation.

(4)	Commissions on custodian services, brokerage and investment banking fees.

Group trading gains

million €	1Q.04	1Q.03	±%	4Q.03	±%
Bond trading and hedging	2.5	29.5	-91.5%	1.2	+115.5%
Income from derivatives trading	10.5	(1.4)	—	(1.2)	—
FX trading	10.9	10.5	+4.0%	7.7	+42.2%
Equity trading	17.5	(4.9)	—	20.7	-15.0%
Dealing expenses	(0.6)	(1.2)	-50.7%	(0.8)	-24.6%

Total	40.8	32.5	+25.8%	27.5	+48.4%

Group loans

million €	31.3.04	31.12.03	±ytd%
Portfolios:
Corporate loans	11 884.5	11 736.6	+1.3%
Bond loans	632.4	281.1	+125.0%
Small business / professionals	898.9	829.0	+8.4%
Consumer loans	2 013.4	1 863.5	+8.0%
Credit cards	1 255.2	1 241.3	+1.1%
Mortgages	7 562.8	7 169.9	+5.5%

Total loans	24 247.2	23 121.4	+4.9%
Provisions	(1 102.2)	(1 051.8)	+4.8%

Total loans after provisions	23 145.0	22 069.6	+4.9%

Loans breakdown:
Performing loans	22 765.7	21 707.8	+4.9%
Non-performing loans(1)	1 481.5	1 413.6	+4.8%

Total	24 247.2	23 121.4	+4.9%

Loan portfolio ratios:
NPLs / Gross loans	6.1%	6.1%
Net NPLs/ Gross loans	1.6%	1.6%
Provision coverage	74.4%	74.4%

Bank disbursements:	31.3.04	31.3.03	±yoy%

Mortgages	534.7	322.4	+65.8%
Consumer loans	329.3	194.9	+69.0%

(1) Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balances with overdue interest and/or principal for 100 days and over. Commercial and mortgage loans are classified as non-performing after 180 days.

Assets under management

million €	31.3.04	31.12.03	±ytd%
Sight	4 903.2	4 443.4	+10.3%
Savings	24 049.1	23 768.4	+1.2%
Time and other deposits	8 739.7	8 605.7	+1.6%

Total deposits	37 692.0	36 817.5	+2.4%
Repos	1 511.7	1 989.4	-24.0%
Mutual funds	7 883.5	7 678.9	+2.7%

Total	47 087.2	46 485.8	+1.3%

Adjustments

million €	Q4 2003	Q3 2003	Q2 2003	Q1 2003
Net interest income (reported)	342.1	319.8	325.4	315.5
Leasing adjustment	(21.4)	(17.2)	(15.5)	(15.2)
Net interest income (adjusted)	320.7	302.6	309.8	300.2

Depreciation (reported)	(50.1)	(46.7)	(44.0)	(43.4)
Leasing adjustment	21.4	17.2	15.5	15.2
Depreciation (adjusted)	(28.7)	(29.6)	(28.5)	(28.1)

Net interest margin (reported)	2.81%	2.69%	2.69%	2.54%
Net interest margin (adjusted)	2.62%	2.53%	2.55%	2.40%

Efficiency (cost/income reported)	65.4%	68.5%	63.9%	67.2%
Efficiency (cost/income adjusted)	63.4%	66.9%	62.3%	65.8%

Group key ratios

	31.3.2004	31.3.2003	2003
Net interest margin (NIM)	2.74%	2.40%	2.51%
Return on average assets before tax and minorities (ROAA)	1.14%	0.83%	1.01%
Return on average equity after tax (ROAE)	18.2%	13.4%	15.4%
Efficiency (cost/income)	60.6%	65.8%	64.6%

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 MARCH 2004 (P.D. 360/85)
(In thousand euro)

ASSETS		31.03.2004			31.03.2003
1.	Cash in hand, balances with central banks			1 027 483			1 206 210
2.	Treasury bills and other bills eligible for refinancing with central banks
	(a) Treasury bills and similar securities			100 808			395 139
3.	Loans and advances to credit institutions
	(a) Repayable on demand		32 019			94 661
	(b) Other loans and advances		5 850 625			4 403 159
	(c) Reverse Repos		4 351 768	10 234 412		4 919 464	9 417 284

4.	Loans and advances to customers		20 502 305			18 255 372
	Less: Provisions for doubtful debts		(902 889)	19 599 416		(858 639)	17 396 733

5.	Debt securities including fixed-income securities
	(a) Government		10 024 596			13 735 354
	(b1) Corporates		2 202 407			2 422 779
	(b2) Other issuers		60 264	12 287 267		69 305	16 227 438

6.	Shares and other variable-income securities			335 737			267 549
7.	Participating interests			289 935			303 468
8.	Shares in affiliated undertakings			1 657 103			1 553 350
9.	Intangible assets
	(a) Establishment and formation expenses		6 980			4 708
	(c) Other intangible assets		217 309			323 969
	Less: Amortisation of intangible assets as at 31.3		(160 549)	63 740		(126 201)	202 476

10.	Tangible assets
	(a) Land		566 535			257 767
	(b) Buildings	640 857			434 394
	Less: Depreciation of buildings as at 31.3	(244 464)	396 393		(213 989)	220 405

	(c) Furniture, electronic & other equipment	282 625			262 348
	Less: Depreciation of furniture, electronic & other equipment as at 31.3	(226 188)	56 437		(196 957)	65 391

	(d) Other tangible assets	10 973			10 483
	Less: Depreciation of other tangible assets as at 31.3	(7 427)	3 546		(6 808)	3 675

	(e) Fixed assets under construction and advances		15 932	1 038 843		25 502	572 740

13.	Other assets			560 052			556 365
14.	Prepayments and accrued income			123 697			134 750

	TOTAL ASSETS			4 7318 493			48 233 502

LIABILITIES		31.03.2004		31.03.2003
1.	Amounts owed to credit institutions
	(a) Repayable on demand	101 638		519 368
	(b) Time and at notice	2 456 698		3 904 895
	(c) Repos	4 305 106	6 863 442	4 180 246	8 604 509

2.	Amounts owed to customers
	(a) Deposits	34 015 936		33 342 886
	(b) Other liabilities	274 791		460 632
	(c) Repos	1 506 894	35 797 621	2 047 392	35 850 910

3.	Debts evidenced by certificates
	(a) Debt securities in issue	723		1 432
	(b) Other	11 684	12 407	25 070	26 502

4.	Other liabilities		828 108		567 436
5.	Accrued expenses and deferred income		28 738		76 464
6.	Provisions for liabilities and charges
	(a) Provisions for staff pensions and similar obligations	1 476		3 818
	(b) Provisions for taxation	5 277		4 626
	(c) Other provisions	8 879	15 632	9 735	18 179

6A.	Provisions for general banking risks		5 761		5 761
7.	Subordinated liabilities		1 100 000		750 000
Shareholders’ Equity:
8.	Paid-up capital	1 147 761		1 043 419
9.	Share premium account	32 393		32 393
10.	Reserves	1 123 739		842 993
11.	Fixed asset revaluation surplus	9 350		97 577
12.	Retained earnings	231 292		223 170
13.	Own shares	(283)	2 544 252	(1 387)	2 238 165

14.	Profit before tax for the period 1.1 - 31.3		122 532		95 576

	TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		47 318 493		48 233 502

OFF-BALANCE SHEET ITEMS		31.03.2004	31.03.2003
1.	Contingent liabilities	33 151 844	23 452 850
2.	Commitments arising on sale and repurchase agreements	0	71
3.	Other off-balance sheet items	30 738 330	30 846 694

	TOTAL OFF-BALANCE SHEET ITEMS	63 890 174	54 299 615

NOTES:

1.	Following the decision of the Shareholders’ Annual Meeting of 09.05.2003, National Bank of Greece S.A. increased its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

2.	The fixed assets of the Bank are free of liens or encumbrances as at 31.03.2004.

3.	Capital expenditure in real estate during the first three months of 2004 amounted to € 3 967 thousand.

4.	The total number of persons employed by the Bank in Greece and abroad as at 31.03.2004 was 14 870.

5.	The financial statements as at 31.03.2004 and 31.03.2003, have been compiled using provisional trial balances.

6.	The accounting principles followed are similar to those of the preceding accounting period. Certain items of 31.03.2003 were reclassified so as to be comparable with the corresponding items of 31.03.2004.

7.	The comparatives of 31.03.2003 do not include the financial position of “Hellenic Hotel Tourist and Consulting Enterprises S.A.”, “Société Nationale Consultante Fonciére et Touristique S.A.” and “Olympias Tourism Hotels S.A.”, which merged with the Bank through absorption on 30.09.2003, in accordance with the provisions of Law 2166/1993. The absorptions were legally approved up to 31.12.2003.

8.	According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

PROFIT AND LOSS ACCOUNT		1.1. - 31.03.2004			1.1. - 31.03.2003
1.	Interest receivable and similar income
	- Interest income on fixed-income securities	120 873			153 694
	- Other interest and similar income	427 363	548 236		434 424	588 118

2.	Interest payable and similar charges		(262 652)	285 584		(328 105)	260 013

3.	Income on securities
	(a) Income on shares and other variable-income securities	601			457
	(b) Income on participating interests	3 747			2 933
	(c) Income on shares in affiliated undertakings	15 004	19 352		5 636	9 026

4.	Commissions receivable		81 941	101 293		64 685	73 711

				386 877			333 724
5.	Commissions payable			(24 553)			(19 817)

				362 324			313 907
6.	Net profit on financial operations		22 452			31 404
7.	Other operating income		2 649	25 101		3 931	35 335

				387 425			349 242
8.	General administrative expenses
(a) Staff costs
	- Wages and salaries	(104 816)			(99 073)
	- Social security costs	(39 092)			(36 322)
	- Other charges	(13 797)	(157 705)		(12 580)	(147 975)

(b) Other administrative expenses
	- Taxes and duties	(7 247)			(7 368)
	- Service fees	(21 492)			(21 561)
	- Other fees to third parties	(20 907)	(49 646)	(207 351)	(20 938)	(49 867)	(197 842)

				180 074			151 400
9.	Fixed assets depreciation and amortisation charges		(22 451)			(21 129)
10.	Other operating charges		(3 154)	(25 605)		(3 098)	(24 227)

	Profit on ordinary activities before provisions			154 469			127 173
11+12.	Value adjustments in respect of loans and advances and provisions for contingencies			(33 750)			(30 000)

	Profit on ordinary activities before tax			120 719			97 173
15.	Extraordinary income		960			2 431
16.	Extraordinary charges		(2 517)			(4 088)
17.	Extraordinary profit		3 370	1 813		60	(1 597)

18.	Profit before tax			122 532			95 576
	Income tax (provision)			(28 213)			(26 981)

	Profit after tax			94 319			68 595

Athens, 29 April 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2004 (P.D. 360/85)
(In thousand euro)

ASSETS		31.03.2004			31.03.2003
1.	Cash in hand, balances with central banks			1 240 015			1 390 938
2.	Treasury bills and other bills eligible for refinancing with central banks
	(a) Treasury bills and similar securities			122 462			422 567
3.	Loans and advances to credit institutions
	(a) Repayable on demand		34 075			38 656
	(b) Other loans and advances		5 969 212			4 734 387
	(c) Reverse Repos		4 566 086	10 569 373		5 171 522	9 944 565

4.	Loans and advances to customers		23 810 262			20 961 654
	Less: Provisions for doubtful debts		(1 102 237)	22 708 025		(1 027 141)	19 934 513

5.	Debt securities including fixed-income securities
	(a) Government		10 361 043			14 029 398
	(b1) Corporates		2 172 236			2 580 981
	(b2) Other issuers		1 196 642	13 729 921		1 226 935	17 837 314

6.	Shares and other variable-income securities			668 769			515 744
7.	Participating interests			198 073			318 323
8.	Shares in affiliated undertakings			750 706			870 632
9.	Intangible assets
	(a) Establishment and formation expenses		21 389			11 959
	(b) Goodwill		76			33 062
	(c) Other intangible assets		279 741			368 819
	Less: Amortisation of intangible assets as at 31.3		(194 515)	106 691		(146 507)	267 333

10.	Tangible assets
	(a) Land		586 793			279 756
	(b) Buildings	745 942			528 700
	Less: Depreciation of buildings as at 31.3	(271 400)	474 542		(235 744)	292 956

	(c) Furniture, electronic & other equipment	410 366			376 787
	Less: Depreciation of furniture, electronic & other equipment as at 31.3	(311 247)	99 119		(267 099)	109 688

	(d) Other tangible assets	27 773			27 317
	Less: Depreciation of other tangible assets as at 31.3	(19 968)	7 805		(18 837)	8 480

	(e) Fixed assets under construction and advances		25 576	1 193 835		42 836	733 716

13.	Other assets			661 835			652 027
14.	Prepayments and accrued income			163 816			169 882

	TOTAL ASSETS			52 113 521			53 057 554

LIABILITIES		31.03.2004		31.03.2003
1.	Amounts owed to credit institutions
	(a) Repayable on demand	110 121		523 709
	(b) Time and at notice	2 563 348		4 885 810
	(c) Repos	4 985 939	7 659 408	4 177 864	9 587 383

2.	Amounts owed to customers
	(a) Deposits	37 692 056		36 491 325
	(b) Other liabilities	294 974		488 447
	(c) Repos	1 511 684	39 498 714	2 053 025	39 032 797

3.	Debts evidenced by certificates
	(a) Debt securities in issue	6 692		7 360
	(b) Other	26 254	32 946	25 070	32 430

4.	Other liabilities		1 118 680		999 307
5.	Accrued expenses and deferred income		76 789		119 727
6.	Provisions for liabilities and charges
	(a) Provisions for staff pensions and similar obligations	23 143		22 816
	(b) Provisions for taxation	5 394		4 744
	(c) Other provisions	14 007	42 544	13 755	41 315

6A.	Provisions for general banking risks		5 761		5 761
7.	Subordinated liabilities		750 000		750 000
7A.	Hybrid capital (BoG circular No 17/2002)		350 000		—
Shareholders’ Equity:
8.	Paid-up capital	1 147 761		1 043 419
9.	Share premium account	32 393		32 393
10.	Reserves	1 401 158		1 131 773
11.	Fixed asset revaluation surplus	20 549		101 424
11a.	Fixed asset investment subsidy	2 700		500
12.	Retained earnings	309 273		252 633
13.	Consolidation differences	(449 077)		(142 652)
14.	Minority interests	142 530		138 724
15.	Own shares	(179 672)	2 427 615	(180 739)	2 377 475

	Group profit before tax for the period 1.1 - 31.3	145 677		112 018
	Minority profit before tax	5 387	151 064	(659)	111 359

	TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		52 113 521		53 057 554

	OFF-BALANCE SHEET ITEMS	31.03.2004	31.03.2003
1.	Contingent liabilities	34 318 780	23 775 392
2.	Commitments arising on sale and repurchase agreements	7 806	11 900
3.	Other off-balance sheet items	33 678 710	34 819 129

	TOTAL OFF-BALANCE SHEET ITEMS	68 005 296	58 606 421

NOTES:

A)	The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company S.A., 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A., 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements the companies referred to under items 38 and 39 were consolidated for the first time as at 30.09.2003 and 31.12.2003 respectively.

B)	In the financial statements of 31.03.2004 the subsidiaries of the non-financial sector and associates are included using the equity method of accounting.

C)	Own shares amounted to € 179 672 thousand are presented as a deduction from equity in accordance with the revised IAS 32 “Financial Instruments – disclosure and presentation”.

D)	Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies “Ethniki” Leasing S.A. and Interlease A.D. (Sofia) are reclassified in accordance with IAS 17 “Leases”. This reclassification had no impact in the reported profit for the period.

E)	The fixed assets of the NBG Group are free of liens or encumbrances as at 31.03.2004.

F)	The total number of persons employed by the NBG Group as at 31.03.2004 was 20 960.

G)	The basic accounting principles followed by the NBG Group have not changed since the preceding accounting period.

H)	Certain items in 31.03.2003 were reclassified so as to be comparable with the corresponding items of 31.03.2004.

I)	The balances denominated in foreign currency have been translated into euro at the exchange rates prevailing as at 31.03.2004.

J)	Following the decision of the Shareholders’ Annual Meeting of 09.05.2003, National Bank of Greece S.A. share capital was increased by € 104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

PROFIT AND LOSS ACCOUNT		1.1. - 31.03.2004			1.1. - 31.03.2003
1.	Interest receivable and similar income
	— Interest income on fixed-income securities	134 522			168 111
	— Other interest and similar income	488 431	622 953		483 809	651 920

2.	Interest payable and similar charges		(285 989)	336 964		(351 701)	300 219

3.	Income on securities
	(a) Income on shares and other variable-income securities	1 674			911
	(b) Income on participating interests	1 185			2 933
	(c) Income on shares in affiliated undertakings	—	2 859		1 300	5 144

3A.	Income from associates		3 255			—
4.	Commissions receivable		116 495	122 609		92 491	97 635

				459 573			397 854
5.	Commissions payable			(17 881)			(11 571)

				441 692			386 283
6.	Net profit on financial operations		40 812			32 451
7.	Other operating income		5 132	45 944		5 881	38 332

				487 636			424 615
8.	General administrative expenses
(a) Staff costs
	— Wages and salaries	(127 434)			(120 647)
	— Social security costs	(43 444)			(39 302)
	— Other charges	(17 338)	(188 216)		(16 878)	(176 827)

(b) Other administrative expenses
	— Taxes and duties	(9 755)			(10 487)
	— Service fees	(32 412)			(33 098)
	— Other fees to third parties	(29 644)	(71 811)	(260 027)	(27 803)	(71 388)	(248 215)

				227 609			176 400
9.	Fixed assets depreciation and amortisation charges		(32 019)			(28 108)
10.	Other operating charges		(3 330)	(35 349)		(3 232)	(31 340)

	Profit on ordinary activities before provisions			192 260			145 060
11+ 12.	Value adjustments in respect of loans and advances and provisions			(48 319)			(34 247)

for contingencies
	Profit on ordinary activities before tax			143 941			110 813
15.	Extraordinary income		5 169			4 262
16.	Extraordinary charges		(3 321)			(4 789)
17.	Extraordinary profit		5 275	7 123		1 703	546

18.	Profit before tax and minority interests			151 064			111 359
	Minority interests			(5 387)			659

	Profit before tax			145 677			112 018

Less Taxes:
	Income Tax (provision)		(40 710)			(32 053)
	Minority Taxes		405	(40 305)		196	(31 857)

	Group profit after tax			105 372			80 161

Athens, 29 April 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS